

July 31, 2014

<u>Via E-mail</u>
John Calmes
Chief Financial Officer
World Acceptance Corporation
108 Frederick Street
Greenville, South Carolina 29607

> **Re:**   **World Acceptance Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2014**
> **Filed June 12, 2014**
> **File No. 000-19599**

Dear Mr. Calmes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>March 31, 2014 Form 10-K</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Credit Quality, page 25</u>

1. We note your disclosure regarding the significance of refinancings and your policies related to delinquent refinancings. Please tell us in detail how you assess whether a refinancing in general and a delinquent refinancing in particular meets the criteria to be classified as a troubled debt restructuring. Refer to ASC 310-40 for guidance.

Management's Report on Internal Control Over Financial Reporting, page 63

2. Please tell us all the facts and circumstances related to the identification of and evaluation on prior financial statements of the two material weaknesses identified in management's report on internal control over financial reporting. Please include appropriate detail for us to fully understand the underlying issues, the accounting implications and the basis for concluding that any errors were not material to prior financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant